October 28, 2024

Ted Kellner
Nominating Shareholder
AIM ImmunoTech Inc.
790 North Water Street, Suite 2175
Milwaukee, WI 53202

       Re: AIM ImmunoTech Inc.
           PREC14A filed October 18, 2024
           Filed by Ted D. Kellner, Todd Deutsch, Robert L. Chioini, Paul W. Sweeney
           File No. 1-27072
Dear Ted Kellner:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed October 18, 2024
Background to the Solicitation, page 5

1. On page 9, we note your disclosure that the appeal proceeding in the Florida federal court case is "pending." Please revise to provide additional information as relevant.
       For example, we note that the docket reflects, among other things, that the Appellant has filed its brief on September 4, 2024, and the Appellees' brief is due November 4,
       2024.
Entrenchment Efforts and Lack of Accountability to Stockholders, page 13

2. In several places in the proxy statement, including the first paragraph on page 14, you present past voting percentages for the Company's directors as a percentage of shares
       "eligible to vote." Here and throughout the proxy statement, clarify whether you mean as a percentage of total shares outstanding or as a percentage of shares voting at the relevant meeting, once a quorum is achieved. Make the same revisions regarding
 October 28, 2024
Page 2

       similar disclosure about say-on-pay voting throughout the proxy statement.
Proposal 1. Election of Directors, page 19

3. We note the disclosure about Mr. Deutsch's work with Aramas Capital beginning in
       2024. Please provide the information about the principal business of Aramas Capital required by Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation
S-K.
4. In this section, state how you will treat proxies voted for more than four director nominees and fewer than four director nominees. We note the following disclosure in the proxy card: "Vote 'FOR' only up to four nominees in total. You may vote
       'FOR' less than four nominees, but if you vote 'FOR' more than four nominees, your votes on Proposal 1 will be considered invalid and will not be counted." Vote Required For Approval, page 25

5.     The only voting options for Proposal 1 are "FOR" and "WITHHOLD."
Therefore,
       please revise the reference to "abstentions" and their effect on the vote on Proposal 1 found on page 25.
6. Refer to the disclosure in the first paragraph on page 26. Revise to state that the
       Kellner Group may use discretion only on matters not known to them within a reasonable time before the solicitation will be presented at the annual meeting. See
       Rule 14a-4(c)(3).
Solicitation of Proxies, page 27

7. Quantify the total amount of the expenses for which the Kellner Group or affiliated entities are seeking reimbursement from the Company, in particular as to expenses already incurred for prior solicitations and litigation expenses. Incorporation by Reference, page 33

8. Revise to specifically identify the information incorporated by reference from the
       Company's proxy statement by revising the vague references to "among other things,"
       and "other important information." See Rule 14a-5(c).
Schedule I, page 34

9. No information is provided as to Mr. Sweeny in the Schedule, although disclosure on page 28 indicates he owns 2,000 shares of Common Stock of the Company. Please confirm Mr. Sweeney's shares were purchased more than two years ago, or revise
       Schedule I to provide information as to his purchases (and sales if applicable). See
       Item 5(b)(1)(vi) of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-
551-3263.
 October 28, 2024
Page 3



                   Sincerely,

                   Division of Corporation Finance
                   Office of Mergers & Acquisitions